SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 5, 2014.

By letter dated  November 5, 2014 the company reported that the Board of Directors has resolved to annul the call of the shareholders’ meeting convened for November 21, 2014 that would deal with the Company’s merger with our wholly controlled subsidiary Cactus Argentina S.A., and resolved to call a shareholders’ meeting convened for December 4, 2014 with the same agenda.

The reason for this is that it was concluded that the adjournment resolved upon at the Annual Shareholders’ Meeting dated October 31, past (adjourned until November 14, 2014) would make it impossible or difficult in some cases for all the shareholders to attend the meeting, since for technical reasons relating to the blocking and unblocking of shareholdings at Caja de Valores S.A. it would be unfeasible to submit the holding certificates required for entitling shareholders to attend meetings before the attendance register’s closing date, scheduled for 11/17/2014.

Therefore, in lieu of such meeting, a General Extraordinary Shareholders’ Meeting has been called for December 4, 2014 at 12:00 noon, outside the corporate premises, at Bolívar 108, First Floor, City of Buenos Aires, to deal with the following Agenda, identical to the one for the previous meeting:
1. Appointment of two shareholders to sign the meeting’s minutes.
2. Approval of Separate Special Merger Financial Statements of CACTUS ARGENTINA SA, Separate Special Merger Financial Statements of CRESUD and Consolidated Special Merger Statement of Financial Position of CRESUD and CACTUS ARGENTINA SA, all of them as of 06.30.2014, and Supervisory Committee’s and Auditor’s reports. Approval of Preliminary Merger Agreement with CACTUS ARGENTINA SA and further related documents. Authorizations and delegation of powers. Appointment of representative for executing the final agreement and carrying out any related proceedings.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 5, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets